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                                                                    Exhibit 99.2


                   FACTORS AFFECTING FUTURE OPERATING RESULTS

                  This Form 10-K, our Annual Report to Shareholders, any Form 10-Q or any Form 8-K of our's or any other written or oral statements made by or on behalf of us include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below that could cause actual results to differ materially from historical results or anticipated results. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  The following factors could cause our actual results to differ materially from historical results or anticipated results:

                  Risks Related To Our Business.

Our real property portfolio is affected by economic conditions, local real estate considerations and other factors.

                  The revenues and cash flow generated by, and the value of, our properties may be adversely affected by general economic conditions and local economic and real estate conditions, including:

                  o the perceptions of prospective tenants or purchasers of the attractiveness of a particular property;
                  o the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise; and
                  o   the level of operating costs.

Other factors, including changes in tax laws, interest rates and the availability of financing, may also negatively affect revenues, cash flows and values.

                  Decreases in consumer spending because of recessionary economic conditions, tight consumer credit policies or other factors could adversely affect our results of operations and cash flows. In addition, a portion of our rental revenue is derived from our tenant leases in retail centers which provide for rental payments based upon tenant sales in excess of specified levels.

                  Our business and operating results may be affected by a change in general economic conditions. For example, an increase in interest rates will affect the interest payable on our outstanding floating rate debt and may also result in increased interest expense if fixed rate debt is refinanced at higher interest rates. In addition, domestic or international incidents, such as recent or future terrorist attacks, could affect general economic conditions and our business.

We are dependent upon rental income from our retail centers and office/industrial buildings.

                  Our results of operations and cash flows are substantially dependent upon rental income from tenants in our retail centers and office/industrial buildings. We would be adversely affected if a significant number of our tenants were unable to meet their obligations or if we were unable to lease a significant amount of space in our properties on economically favorable terms. When a tenant defaults, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting

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Exhibit 99.2

our investment. In addition, the bankruptcy or insolvency or departure of a major tenant at a property may have an adverse effect on that property and could, among other things, make the property less attractive to consumers or prospective tenants.

Uncertainty resulting from terrorist attacks could hurt our operating results and the market price of our common stock.

                  As a result of the September 11, 2001 terrorist attacks, there has been considerable uncertainty in world financial markets. The full effect of these events, as well as concerns about subsequent terrorist events, on the financial markets is not yet known but could include, among other things, increased volatility in the prices of securities, including our common stock. According to publicly available reports, the financial markets are in part responding to uncertainty with regard to the scope and duration of military responses led by the United States, as well as the need for heightened security across the country and decreases in consumer confidence that could cause a general slowdown in economic growth. These uncertainties could materially adversely affect the market price of our common stock and our ability to obtain favorable financing for our development activities. If these or any future terrorist attacks reduce traffic flow at our retail centers, we could experience lower occupancy rates and rents in the future.

                  We were largely spared direct losses caused by the terrorist attacks of September 11, 2001. Operations were disrupted only at South Street Seaport, a retail center in lower Manhattan that we own and operate. The center was closed for a week following the attacks for use as a staging and rest area for rescue workers. It did not sustain significant physical damage. Customer traffic, tenant sales and rents at South Street Seaport are generally affected by the level of pedestrian and other traffic and other commercial activity in lower Manhattan. While we expect a significant recovery of traffic and commercial activity in lower Manhattan, we are uncertain as to its timing and scope. Accordingly, it is difficult to predict with certainty when, if ever, customer traffic, tenant sales and rents will return to historical levels. Customer traffic at our other retail centers was lighter than usual for several days after the attacks but has generally returned to normal levels at our suburban properties. Traffic at our urban specialty marketplaces is more dependent on tourism and continues to be lighter than usual. Las Vegas, where we have a substantial concentration of assets, experienced a significant decline in visitor activity in the weeks immediately following the attacks. Recent data indicate a substantial recovery of visitor activity with the exception of international visitors. There can be no assurance that visitor activity in Las Vegas or at our urban specialty marketplaces will return to levels experienced before the attacks.

Some of our properties are geographically concentrated and, as a result, are sensitive to local economic and real estate conditions.

                  Some of our properties are geographically concentrated. As a result, results of operations from our office/industrial buildings and land sales depend on local economic and real estate conditions, including the availability of comparable, competing buildings and land. Most of our office/industrial buildings are located in the Baltimore-Washington region, including Columbia, Maryland, and in the Las Vegas, Nevada metropolitan area. Our land sales relate primarily to land in and around Columbia, Maryland and Las Vegas, Nevada. These office/industrial buildings and land sales are affected by economic developments in the Baltimore-Washington region and the greater Las Vegas, Nevada metropolitan area, and by local real estate conditions and factors such as applicable zoning laws and the availability of financing for residential development.


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Exhibit 99.2

Our Nevada properties are vulnerable to special local economic and environmental conditions.

                  We own significant properties in Nevada, including the following: approximately 2.2 million rentable square feet of office and industrial space primarily around Las Vegas; Fashion Show, a 773,000 square foot regional shopping center located on the "Strip" in Las Vegas, which is currently being expanded; two Tournament Players Club golf clubs in Summerlin, Nevada; and approximately 7,300 saleable acres of development and investment land located primarily in Summerlin.

                  The Las Vegas metropolitan area is a desert environment where the ability to develop real estate is largely dependent on the continued availability of water. The Las Vegas metropolitan area has a limited supply of water to service future development, and it may not be successful in obtaining new sources of water. If new sources of water prove to be inadequate, our development activities could be adversely affected.

                  The Las Vegas valley is classified as a serious PM-10 nonattainment area by the U.S. Environmental Protection Agency, or EPA. Both PM-10 and carbon monoxide are pollutants for which the EPA has established National Ambient Air Quality Standards. State Implementation Plans, known as "SIPs", are being developed by the Clark County Air Quality Management Board to maintain EPA standards for carbon monoxide and to achieve EPA standards for PM-10. The SIPs will affect the cost of development but are not expected to have a material impact. In the event the EPA does not approve the SIPs, federal sanctions for non-attainment or the imposition of a Federal Implementation Plan could adversely affect our real estate development activities in the Las Vegas valley.

                  The rate of growth in the Las Vegas metropolitan area has been straining the capacity of the existing infrastructure, particularly schools, water delivery systems, transportation systems, flood control programs and sewage treatment facilities. Federal, state and local government agencies finance the construction of infrastructure improvements through various means, including general obligation bond issues, some of which require voter approval. The failure of these agencies to obtain financing for, or to complete, infrastructure improvements could materially delay our development effects in the area or materially increase our development costs through the imposition of impact fees and other fees and taxes, or by requiring us to construct or fund portions of infrastructure.

                  On February 15, 2002, President George W. Bush notified Congress that, based upon the recommendation of the Secretary of Energy, he recommended the Yucca Mountain site in Nevada to be a suitable location for a repository site for highly radioactive materials. Yucca Mountain is located approximately 100 miles from Las Vegas. As of the date of this report, neither the U.S. nor Nevada governments has given final approval to the site. The location of a repository site at Yucca Mountain could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

                  Several states, in addition to Nevada and New Jersey, have legalized casino gaming and other forms of gambling in recent years. A number of states have also negotiated compacts with Indian tribes under the U.S. Indian Gaming Regulatory Act of 1988 that permit gaming on Indian lands. These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise visit Las Vegas. These gaming venues could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

Our development projects are dependent on financing and governmental approvals and vulnerable to unforeseen costs, delays and uncertain revenue streams.

Our new project developments are dependent on the availability of financing and the receipt of zoning, occupancy and other required governmental permits and authorizations.

These projects may be vulnerable to construction delays or cost overruns that may increase project costs, the failure to achieve anticipated occupancy or sales levels or sustain anticipated occupancy or sales levels and decisions not to proceed with projects, which will result in the write-off of any pre-development costs.

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Exhibit 99.2

We may acquire or develop new properties, and this activity is subject to various risks.

                  We intend to continue to pursue development and expansion activities as opportunities arise. In connection with any development or expansion, we will incur various risks, including:

                  o we may abandon development or expansion opportunities that we explore;
                  o construction costs of a project may exceed original estimates or available financing, possibly making the project unprofitable;
                  o we may not be able to refinance construction loans, which generally have full recourse to us;
                  o rents and operating costs at a completed project will not meet projections and, therefore the project may not be profitable; and
                  o the need for anchor, mortgage lender and property partner approvals, if applicable, for expansion activities.

If a development project is unsuccessful, our loss could exceed our reported investment in the project.

Our properties are uninsured against certain catastrophic losses.

                  We carry liability, fire, flood, extended coverage and rental loss insurance on our properties with insured limits and policy specifications that we believe are customary for similar properties. However, certain losses of a catastrophic nature, such as wars, earthquakes or other similar catastrophic events, may be either uninsurable or, in our judgment, not insurable on a financially reasonable basis. Since September 11, 2001, losses related to terrorism have become harder and more expensive to insure against, and, as a result, we have insured our properties against terrorism at lower coverage levels. If a major uninsured loss occurs, we could lose both our invested capital in and anticipated profits from the affected property.

We invest in real estate investments which may be illiquid.

                  Real estate investments are relatively illiquid and some of our properties are subject to restrictions on transfer. This illiquidity tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each real estate investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in revenue from the investment. If revenue from a property declines while the related expenses do not decline, our earnings and cash available for distribution to our stockholders would be adversely affected. A significant portion of our properties are mortgaged to secure payment of indebtedness and if we were unable to meet our mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt.

                  We are subject to extensive environmental regulation which could impose higher costs or liabilities on us.

                  We, as an owner, operator and manager of real property, are subject to extensive regulation under federal, state and local environmental laws. These laws are subject to change from time to time and could impose higher costs or liabilities on us.

                  Under various environmental laws, a current or previous owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances on, under, in or migrating from that property. These laws often impose liability

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

Exhibit 99.2

without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate hazardous or toxic substances when present, may impair the owner's ability to sell or rent the real property or to borrow using that property as collateral.

                  Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediation of such wastes at the disposal or treatment facility, regardless of whether the facility is owned or operated by that person. Other environmental laws require abatement or removal of asbestos-containing material when demolishing, renovating or remodeling, impose worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

                  Environmental laws also strictly regulate underground storage tanks to prevent leakage or other releases of hazardous substances into the environment. We could be held liable for costs associated with the release of regulated substances or related claims because of our ownership, operation and/or management of properties containing underground storage tanks. In addition to remediation actions brought by governmental agencies, the presence of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. These claims could result in costs or liabilities which could exceed the value of that property.

                  We generally conduct environmental reviews of properties that we acquire and develop. However, these reviews may fail to identify all environmental or similar problems prior to acquisition. We are not aware of any environmental condition, or notification by any private party or governmental authority of any non-compliance, liability or other claim related to any environmental condition at any of our properties that would require material expenditures by us. However, we could become subject to such claims or liabilities in the future.

We are subject to competition from other participants in the real estate industry.

                  We face considerable competition from other developers, managers and owners of real estate in pursuing leasing and management revenues, land for development, property acquisitions and tenants for properties. We may not be successful in responding to or addressing competitive conditions.

Our staggered board may delay, defer or prevent a change in control or other transactions that our stockholders may consider desirable.

                  Our board of directors is divided into three classes, with the members of each class serving a three-year term. The staggered terms for our directors may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for shares of our common stock or other financial consequences that our stockholders may consider desirable.

We are a real estate investment trust and will continue to be subject to complex current and future tax requirements.

                  We began operating as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, on January 1, 1998. However, we may in the future become owned and organized, or operate, in a manner so as to disqualify us as a REIT. In order to qualify for and maintain REIT status, we must meet organizational and operational requirements. We believe that our organization and method of operation enable us to meet the current tax law requirements for qualification as a REIT.

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

Exhibit 99.2

However, qualification for REIT status requires compliance with complex limitations on the type and amount of income and assets that a REIT may receive or hold.

                  In order to maintain our REIT qualification, we must make distributions to our stockholders, aggregating annually at least 90% of our REIT taxable income (which does not include net capital gains). The actual amount of our future distributions to our stockholders will be based on the cash flows from operations from properties and from any future investments and on our net taxable income. We could have taxable income without sufficient funds to enable us to meet the distribution requirements applicable to a REIT. As a result, we may have to borrow funds or sell investments on less than favorable terms or pay taxable stock dividends to meet distribution requirements.

                  If we fail to qualify, or fail to maintain our qualification, as a REIT, we would have to pay federal income tax, including any applicable alternative minimum tax, on our taxable income at corporate rates. In addition, distributions to our stockholders would no longer be deductible. Unless entitled to relief under statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year in which qualification was lost. This treatment would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liabilities for the year or years involved. Moreover, during any period of disqualification, we would no longer be required by the Internal Revenue Code to make any distributions as a condition to REIT qualification. To the extent that distributions to stockholders would have been made in anticipation of our continuing to qualify as a REIT, we might be required to borrow funds or liquidate investments on adverse terms to pay the applicable tax. In any year in which we did not qualify as a REIT, corporate stockholders generally would be entitled to a dividends received deduction for dividends we paid.

                  Future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and the best interest of our shareholders to revoke our REIT election. We would then be disqualified from electing treatment as a REIT for the four taxable years following the year of the revocation.

Risks Related to the Proposed Acquisition from Rodamco

Our obligation to consummate the proposed acquisition from Rodamco is not subject to a financing condition.

                  Our obligation to purchase assets in the proposed acquisition from Rodamco is not subject to a financing condition. We have received a commitment from a bank for an $870 million six-month facility (subject to extensions) to fund the cash portion of the purchase price and related transaction costs. The financing commitment is subject to numerous conditions, including conditions that are different from the conditions to our obligations to consummate the proposed acquisition from Rodamco. Availability under the commitment was reduced to $450 million as a result of the issuance of common stock in January and February 2002. In addition, we will be reviewing other financing alternatives. If we are unable to borrow under the financing commitment but are nonetheless liable in respect of the proposed acquisition from Rodamco, or if we need to refinance borrowings, if any, under the financing commitment, we may have to borrow funds on less favorable terms than under the terms of such commitment or sell assets. Moreover, we are obligated to pay the purchase price for the proposed acquisition from Rodamco in euros, and we bear the risk of euro to U.S. dollar exchange rate fluctuations to the extent that we do not hedge this currency exchange risk.

We are jointly and severally liable with the other purchasers under the purchase agreement for the proposed acquisition from Rodamco, such that if the other purchasers fail to perform, Rodamco could look to us for the entire amount of their liabilities under the transaction.

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Exhibit 99.2

                  The purchase agreement with Rodamco obligates each of the purchasers to perform all of the obligations of the purchasers on a joint and several basis including assuming Rodamco's liabilities. As a result, if all other conditions of the proposed acquisition from Rodamco are satisfied and any of the other two purchasers are unable or unwilling to consummate the proposed acquisition from Rodamco, we would still be responsible for all liabilities and obligations under the agreement. We cannot assure that we will be able to consummate the proposed acquisition from Rodamco if the other purchasers fail to fulfill their obligations under the purchase agreement. We could be obligated for any damages resulting from any such failure, although we would be entitled to indemnification from the defaulting purchasers.

Our obligation to consummate the proposed acquisition from Rodamco is subject to limited third party consent requirements so that if some consents are not obtained, our ability to acquire the assets or assume outstanding property indebtedness may be adversely affected.

                  In order to transfer some of the properties and to assume the property-related debt, we will need to obtain consents of certain other owners of these properties and from certain lenders. Obtaining some of these consents is not a closing condition under the purchase agreement. If we are unable to obtain these third party consents that are not a condition to our obligation to consummate the proposed acquisition from Rodamco, we may not be able to acquire the related properties, or we may have to refinance those properties or may lose our rights to manage those properties. As a result, we may not realize the anticipated benefits from the transaction or may need to refinance indebtedness on less advantageous terms.

We may be obligated to acquire the properties in the proposed acquisition from Rodamco, even if these properties have declined in value significantly.

         Our obligation to consummate the proposed acquisition from Rodamco is subject to the absence of a material adverse effect on Rodamco taken as a whole rather than with respect to the specific properties that we have agreed to acquire. In addition, for purposes of the purchase agreement, material adverse effect excludes the effect of the following:

                  o general changes in the economy or financial markets of the United States or any other region outside of the United States;
                  o changes in law that affect real estate investment trusts generally, unless such changes have a materially disproportionate effect, relative to other industry participants, on Rodamco and its subsidiaries, taken as a whole; and
                  o changes that affect the retail industry or retail real estate properties generally, unless such changes have a materially disproportionate effect, relative to other industry participants, on Rodamco and its subsidiaries, taken as a whole.

As a result, the purchasers may be obligated under the purchase agreement with Rodamco to purchase the retail centers from Rodamco even if a material adverse change has occurred with respect to specific properties. However, if a purchaser's property suffers certain defined damage or loss of value, such purchaser may require that all purchasers jointly acquire that property.

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Exhibit 99.2

Properties designated for sale which will be acquired jointly may not be sold on the anticipated time schedule or at the prices expected.

                  We and the other two purchasers have agreed to own jointly some of the properties being acquired in the proposed acquisition from Rodamco. We and the purchasers have designated some of these jointly-owned properties for sale. We will not have independent control over the timing and manner of these sales, but rather will have to make decisions jointly with the other two purchasers. These sales will be, in many cases, subject to consent or first refusal rights that may delay the sale or reduce the expected price. As a result, we cannot be certain as to the timing or terms of any potential sale of these assets.

We will share control of some of the acquired properties with the other two purchasers and may have conflicts of interest with those purchasers.

                  We will own a number of the acquired properties jointly with the other two purchasers. The consent of each of the other purchasers could be required with respect to financing, encumbering, expanding or selling any of these properties. We might not have the same interests as the other purchasers in relation to these properties. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducement to the other purchasers to obtain a favorable resolution.

                  In addition, various restrictive provisions and rights apply to sales or transfers of interests in the jointly-owned properties. Among other things, we might be required to make decisions about buying or selling interests in a property or properties at a time that is disadvantageous to us.

We may be responsible for unknown material liabilities.

                  We may be exposed to liabilities relating to Rodamco that we may have failed to discover prior to entering into the purchase agreement. These liabilities may include liabilities that arise from non-compliance with environmental laws by prior owners for which we, as a successor owner, will be responsible. Our purchase agreement with Rodamco does not provide for indemnification of us by Rodamco for these liabilities since Rodamco will be liquidated following completion of the proposed acquisition.

We will be acquiring partnership interests with existing partners who have tax protection arrangements in place.

                  We will be acquiring our interests in some properties by acquiring interests in existing partnerships. These existing partnerships have arrangements in place that protect the deferred tax situation of existing third party limited partners. Violation of these agreements could impose costs on us. As a result, we may be restricted with respect to decisions such as financing, encumbering, expanding or selling these properties.

We may not be able to successfully integrate the properties acquired from Rodamco into our operations.

         The success of the acquisition of properties from Rodamco will depend, in part, on our ability to:

                  o efficiently integrate the acquired properties and employees into our organization; and
                  o apply our financial and management controls and reporting systems and procedures to the acquired properties.


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Exhibit 99.2

Any inability to successfully integrate the acquired properties into our operations may adversely affect our results of operations and financial condition.

We may not be able to achieve the anticipated financial and operating results from the assets we expect to acquire.

                  We believe that the proposed acquisition from Rodamco will enhance our future financial performance. This belief is subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from anticipated results. In addition, this belief is based on certain assumptions, many of which are also forward-looking and uncertain in nature, including assumptions regarding our ability to:

                  o integrate and manage our new properties in a way that will allow us to realize cost savings and synergies;
                  o increase the occupancy rates and rents at our new properties;
                  o dispose of the assets which are intended to be sold within the periods and on the terms we currently anticipate; and
                  o raise long-term financing that will allow us to implement a capital structure at a cost of capital consistent with our objectives and expectations.

Our pending acquisition from Rodamco may not occur, such that our stockholders may not realize any benefits from this transaction.

                  The purchase agreement relating to the proposed acquisition from Rodamco contains closing conditions that need to be satisfied before the transaction can be consummated. The satisfaction of most of these conditions is outside of our control, and, therefore, we cannot assure you that the acquisition will be consummated. These conditions include obtaining approval of Rodamco's shareholders for the transaction and necessary regulatory approvals. In addition, it is a condition to closing that no material adverse effect with respect to Rodamco shall have occurred. Because the three purchasers may have differing interests, if a condition is not satisfied, it may be difficult to obtain a waiver of such condition from the other purchasers. If the proposed acquisition from Rodamco is not consummated, our stockholders will not realize any benefits from the transaction.

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